Exhibit 99.7

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

VANC PHARMACEUTICALS INC.

1128-789 West Pender Street

Vancouver, BC

V6C 1H2 (the “Company”)

Item 2

Date of Material Change

May 17, 2016

Item 3

News Release

The news release was disseminated on May 17, 2016 by way of the facilities of Stockwatch and Market News.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4

Summary of Material Change

The Company announced it changed their auditor.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company announced the board of directors of the Company has appointed Adam Sung Kim Ltd., Chartered Professional Accountants as the Company’s new auditor, replacing Smythe LLP, Chartered Accountants.  The Company has filed a Notice of Change of Auditors in respect of this change under its profile on SEDAR at www.sedar.com .

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Eugene Beukman, Director and Chief Financial Officer

Business Telephone:

604.687-2038

Facsimile:

604.687-3141

Item 9

Date of Report

May 17, 2016